FIRST HORIZON NATIONAL CORPORATION FQ4 2019 EARNINGS CALL JAN 17, 2020

Filed by: First Horizon National Corporation

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: IBERIABANK Corporation

(Commission File No.: 001-37532)

Date: January 21, 2020

First Horizon National Corporation Earnings Call

January 17, 2020

Excerpts from Call Transcript

[...]

D. Bryan Jordan

Chairman, CEO & President

We spent much of 2018 integrating Capital Bank into our legacy business. In 2019, we successfully leveraged the combined platform with an expanded market presence and increased balance sheet capacity. We were able to deliver good earnings power and the little merger synergies. Our announced transactions with the IBERIABANK MOE and the Truist branch acquisition should further enhance our growth prospects. We should also deliver nice earnings accretion in 2020. Our strategic focus paid off with broad-based loan and deposit growth in key markets.

[...]

We now have a strong foundation to build on this momentum. And we’ll use our experience with the Capital Bank merger to successfully execute on our MOE with IBERIABANK. We will also have meaningful opportunities with the acquisition of the 30 branches in very attractive markets that will provide additional earnings accretion. Throughout the next year, we will remain focused on growing our balance sheet and not getting distracted while we close and integrate these transactions.

I am pleased with our integration planning to date, and I’m more confident today about our ability to deliver the announced synergies and build a leading regional franchise. The current economic environment is relatively steady in our view. Our markets are still showing solid growth. Our customers broadly remain relatively optimistic with the economic outlook.

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FIRST HORIZON NATIONAL CORPORATION FQ4 2019 EARNINGS CALL JAN 17, 2020

[...]

William C. Losch

Executive VP & CFO

By continuing our efficiency efforts, we were able to make some reinvestment in our customer experience and technology initiatives that will be critical to our future success. And by driving significant positive operating leverage, we’re able to bring down our efficiency ratio substantially about 600 basis points from 2018 to 2019 on an adjusted basis to finish fourth quarter at 59.9%. We believe expense management is the strength of our company. And this track record gives us confidence in our ability to gain the expected further scale and efficiency benefits from the IBERIA merger.

[...]

As a reminder, we’ll also see an impact on the reserves when we close our IBERIA transaction, and we have repeated these and laid them out at the bottom half of the slide.

On Slide 16, you see a brief update of our IBERIA merger and branch acquisition activities for both the closing and integration planning remains on track. In addition to holding town halls and engaging employees, we have already completed several steps in the regulatory application process and commenced integration planning.

Our current expectation is to close and integrate the branch transaction in the second quarter of 2020 and to close the IBERIA merger sometime mid-2020.

Wrapping up on Slide 17. Again, 2019 was a transformative year for us. Our successful execution of the Capital Bank deal strengthened our franchise, improved our efficiency and favorably shifted our funding mix through market and customer expansion. We delivered on our financial targets in 2019 that we laid out at our Investor Day. We showed meaningful earnings growth despite a challenging rate environment. We showed strong business momentum by generating earnings and balance sheet growth and demonstrating the benefits of our complementary business model. Our merger of equals with IBERIABANK and the Truist branch acquisition will expand our opportunities in attractive high-growth markets, enhance our scale and lead us towards top-tier profitability. We’re not done. Momentum continues across our business into 2020.

That’s all I have. Bryan?

D. Bryan Jordan

Chairman, CEO & President

Thank you, BJ. I’ll repeat BJ a little bit. We’ve accomplished a great deal over the past year. We delivered on our financial targets that we set out in that Investor Day. We grew earnings despite the challenging rate environment and successfully executed on the opportunities from the Capital Bank merger. We ended the year with strong momentum, and we see that momentum continuing into 2020 as we work on the integration of our MOE with IBERIABANK and our branch acquisition from Truist.

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FIRST HORIZON NATIONAL CORPORATION FQ4 2019 EARNINGS CALL JAN 17, 2020

Question and Answer

[...]

Operator

[Operator Instructions] Our first question comes from Steven Alexopoulos with JPMorgan.

[...]

Steven A. Alexopoulos

JP Morgan Chase & Co, Research Division

Okay. And does the potential capital hit from CECL change your thoughts around buybacks at all?

William C. Losch

Executive VP & CFO

Not necessarily. Now of course, we can’t do any share repurchases with the pending IBERIA merger, right? So nothing would be occurring till that closes. But not really. I think you’re moving from one pocket to another in terms of capital in my opinion. So all of it will be put into our stress tests, which again is the foundation for how we think about deploying excess capital, and with that, we feel very strong.

Steven A. Alexopoulos

JP Morgan Chase & Co, Research Division

And then finally, I’m curious, if you guys look at the synergies post the IBERIA deal closing, the benefit from the SunTrust branches, do you guys feel a consensus properly captures the earnings power of this new company?

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FIRST HORIZON NATIONAL CORPORATION FQ4 2019 EARNINGS CALL JAN 17, 2020

William C. Losch

Executive VP & CFO

Probably short answer is no. I just -- I think the momentum that we’ve got in our business is going to carry on into 2020. Bryan talked about it at the beginning as being a major focus of not losing sight of continuing to run the business as we integrate. So that’s one of our top priorities. Then if you look at how we’re performing today, how we’ve taken cost out of our own organization, how we’ve done it in the Capital Bank deal, how much expertise IBERIA has integrating and doing the same types of things, we feel very confident in our ability to put these 2 companies together well and deliver that profitability profile over time that we expect from the deal.

D. Bryan Jordan

Chairman, CEO & President

Steve, this is Bryan. I’d like to add to what BJ said. We don’t think about how we influence consensus in the short run. Our role is to deliver on the commitments that we make. And we’re very optimistic about what we see in both of these transactions. And as I said in my opening comments, the more planning that we do, the more optimistic I am that we will not only deliver but potentially over-deliver on those commitments. So we see both of these transactions accreting to earnings, and we see both of them delivering significant shareholder value over time. We recognize that it is our responsibility to manage the business day-to-day and to execute on what we said we’re going to do, and that’s what we’re set out to do.

Operator

Our next question comes from Brady Gailey with KBW.

Brady Matthew Gailey

Keefe, Bruyette, & Woods, Inc., Research Division

So in your opening comments, I mean, you guys said that expense management continues to be a strength of the company. You took out another $80 million, 7% last year in 2019, that’s above and beyond any sort of deal-related cost savings. How do you think about that going forward? Do you think there’s still opportunity to reduce the legacy expense base from here? Or are you to the point where reductions are not going to be as notable?

D. Bryan Jordan

Chairman, CEO & President

Brady, this is Bryan. I’ll start. I think it’s going to be really, really difficult in the next year or 2 to separate out what’s associated with our integration of the merger or merger of equals with IBERIA. But we continue to believe that through this period and beyond that we will continually have to rethink our expense base and think about how we manage expenses too, as BJ said, control costs but also invest in the technology and infrastructure to deliver the products and services that our customers are looking for. The short answer to your question is, yes, I think there are other additional opportunities in the legacy expense base as well as on the IBERIABANK side that will allow us to deliver our merger synergies and will allow us to fund the investments that we need to make long term. So I am optimistic that we will be able to do exactly what you described. And as BJ said, if you go back 10, 12 years, we have consistently worked on our expense base. We have consistently delivered greater efficiency. And it showed up on our overhead efficiency ratio improvement in 2019, and I expect that you’ll continue to see that improve throughout the merger and the integration of the 2 transactions that we’ve talked about.

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FIRST HORIZON NATIONAL CORPORATION FQ4 2019 EARNINGS CALL JAN 17, 2020

[...]

Ebrahim Huseini Poonawala

BofA Merrill Lynch, Research Division

That’s helpful. And just going back to the IBERIA deal. And is it safe to assume that -- I know you said it 2020, but the deal could close by the second quarter or by the end of 2Q ’20, given just the time lines with other deals like DCF last year. And Bryan, would love to get a little more color around just your confidence around the expense savings. As you said, IBERIA has done a fantastic job in terms of getting expense savings from its deals historically, and you guys have done a great job on expense management. If you could just talk to in terms of the possibility that expense savings from the deal could run ahead of schedule and how you think just -- how the integration plan, like do we see a good amount of savings come through by the end of the year or by the first half of next year? Would love to hear any color that you can provide on this.

D. Bryan Jordan

Chairman, CEO & President

Yes, sure. So the first part of your question was time line. And we have no reason to believe at this point that we won’t get the requisite shareholder and regulatory approvals by second quarter of this year. So we expect to close late first half of this year. So as far as we know, everything there is on track. And as BJ mentioned, we have made the required filings and so the ball is rolling in that regard.

To your point, clearly, the experience base with the IBERIA team has been very, very strong. They’ve done a number of mergers and integrations over the years. And so when I step back and think about their experience base and coupled with ours, I think fundamentally, we have the right focus on how we execute on these transactions. The thing that has really encouraged me has been the way the 8 executives that we announced in the merger announcement as well as our ability to roll that out further in the organization, the way these teams are coming together and planning for this integration, is very, very good in my view. And I’ve seen a lot of these over the years. And there’s a strong focus on not only how we deliver on these commitments, but how we build the franchise to be in a very strong and stable place for the future, delivering strong shareholder value and products and services that our customers won’t need for the long term. So without trying to fine-tune where expenses will fall throughout the back half of this year, I would say that I am optimistic that we’re going to hit our synergy numbers. And I think over time, we may prove that there’s some upside to that. So I’m optimistic in the way the planning has gone to date. I love the way that the team is working together to plan the combined organization. And as we get through this approval process and shareholder vote, I’m excited by bringing the team together to manage the combined business.

Operator

Our next question comes from Tyler Stafford with Stephens.

Tyler Stafford

Stephens Inc., Research Division

Just following up on one of the earlier questions about street estimates, perhaps not reflected in the earnings power of the combined company. Obviously, there’s a lot of moving pieces this year with the branch purchase and IBERIA acquisition. Just curious why you guys chose to not provide 2020 guidance, even on a stand-alone basis given the momentum coming out of 2019?

William C. Losch

Executive VP & CFO

Yes. I think, generally speaking, as you know, we don’t provide guidance. We did -- I guess, you can call our Investor Day targets a form of guidance that, I think, was a little bit unique. I think if you listen to what Bryan and I said in some of our opening comments, you can take some trends away. Strong business momentum, loan pipelines remain strong. We maintained pretty good discipline on deposit pricing. We talked earlier in the Q&A on what we thought around margin, fixed income, given continued market volatility and the level and direction of rates. We feel good about the level of what we’re seeing there. And our expense discipline will remain a key focus for us through the first half of the year. Now again, as Bryan said and as everybody knows, it’s going to get a little noisier as we get to close with the IBERIA deal and things are going to start to come together, but the fundamental business momentum that we’re seeing continues into the first quarter.

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FIRST HORIZON NATIONAL CORPORATION FQ4 2019 EARNINGS CALL JAN 17, 2020

[...]

Jennifer Haskew Demba

SunTrust Robinson Humphrey, Inc., Research Division

Great. Another question. Just, Bryan, wondering how you’re thinking about retention of key IBERIA revenue producers? One of IBERIA’s competitors reported yesterday, they seemed very excited about potential merger disruption. Can you just talk about what your strategy is there?

D. Bryan Jordan

Chairman, CEO & President

Yes, absolutely. Look, when you’re in a merger, it’s even more of a focus, but the reality of our business is that our people are very important to us all the time. And so we spend a lot of time thinking about how we really create a culture where people want to be here and serve their customers. And we are working really, really hard with the team at IBERIA to think about how we bring together these 2 organizations. And it really starts with a fundamental similar culture as the way we do business, as the way we view credit, as the way we fundamentally think about how we serve our customers and communities. And so I don’t expect very much, if any, change on most of our bankers in terms of the way we do business. We’ve also been able to say very clearly to our frontline bankers that given the limited branch overlap that we have that we were going to have a role for the folks that are facing our customers and the organization. So we don’t think we’re going to create very much disruption, but we’re also thinking about how we use all of the tools that are available to us to ensure that people are committed to the organization, they’re committed to serving their customers and committed to growing the business. So I understand people might express optimism or whatever they may express, but we are clearly going to work very, very hard to keep all of our bankers engaged in serving customers and communities. Keeping up the great momentum with full knowledge that when we put these businesses together, they’re going to be in a better place and better product-set services to serve customers and do a better job for their communities.

Operator

Our next question comes from Casey Haire with Jefferies.

Casey Haire

Jefferies LLC, Research Division

I wanted to touch on the liquidity profile post close. Once you guys do close these deals, they obviously bring a lot of liquidity. The network deposits were up this quarter around $4.4 billion. What’s a reasonable level for that -- for those network deposits this time next year, given all the liquidity because that could be a potential NIM defense lever for you guys?

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FIRST HORIZON NATIONAL CORPORATION FQ4 2019 EARNINGS CALL JAN 17, 2020

William C. Losch

Executive VP & CFO

Yes, Casey, it’s BJ. That’s a good point. Particularly, the Truist branch acquisition gives us probably a net -- a little over net $2 billion of very low cost, incremental funding that we can then build a profitable loan and deposit business on in some attractive markets. So the thought process on the corporate finance case for those branch acquisitions is bringing on net $2 billion of deposits at 50 basis points and letting go the market-indexed deposits and then over time, reshaping further the funding mix. And so yes, that is clearly a benefit that we expect to gain in the second half of the year immediately and then leverage it further. What we’ll do is, I can’t really give you an idea necessarily yet of what we think market-indexed deposit levels will be going forward, simply because we want to put the 2 companies together and see where we need net funding with those types of deposits, clearly a gap filler, if you will, much like how we use it today for excess growth in loans to mortgage companies or movements in our fixed income trading inventory. And so the key point though is that this branch acquisition will certainly improve our funding mix, and we’ll continue to optimize it with the IBERIA merger as well.

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FIRST HORIZON NATIONAL CORPORATION FQ4 2019 EARNINGS CALL JAN 17, 2020

[...]

Brocker Clinton Vandervliet

UBS Investment Bank, Research Division

Okay. Excellent. And also, the biggest overhang, I think right now on expenses is around systems and the integration. In terms of -- is it Jack Henry? Is it your internal system? Is it a third-party? So when -- can you clear the air at all on that topic? And if not, when do you think you’ll have a decision made that you can share with investors?

D. Bryan Jordan

Chairman, CEO & President

Yes, Brock, this is Bryan. I can clear it a little bit. It’s either going to be Jack Henry or our internal system, Hogan, et cetera. I think that decision is relatively close. We’re doing some evaluation and some work to evaluate the various angles, and I expect that decision will be made in the next 30 days or thereabouts. But it’s going to be one of those 2 sets of systems. We’re not going to go reinvent the wheel or do something completely different. So we’re going to keep the organization moving, and I think that will be a decision that will be solved fairly quickly here.

Susan L. Springfield

Executive VP & Chief Credit Officer

Okay. And you think you’re already kind of bracketed with respect to that decision and expense dynamics of that decision? Or do you think that could result in new guide around expenses?

D. Bryan Jordan

Chairman, CEO & President

I don’t think that decision will have any adverse impact on what we’ve laid out in terms of expense guidance. And potentially, may -- there may be some value down the road as we think about how all of the systems lace together. But we think we put together something in our forecasting and our estimates when we announced the deal that took into account that we’re going to have to make that decision. And we think we put something in place that was very achievable in terms of an estimate. So I don’t expect any adverse impact to our expense estimates as a result of that.

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FIRST HORIZON NATIONAL CORPORATION FQ4 2019 EARNINGS CALL JAN 17, 2020

Operator

Our next question comes from Jared Shaw with Wells Fargo.

Jared David Wesley Shaw

Wells Fargo Securities, LLC, Research Division

Just, I guess, looking at the Truist deal. Is that creating any opportunities yet for you in terms of being able to go on the offensive and maybe hiring employees or seeing any opportunities with customers that otherwise were tied up? Or is it still too early for you to say?

D. Bryan Jordan

Chairman, CEO & President

Jared, this is Bryan. It’s probably a little too early to know the full impact. But clearly, in the 60 to 90 days that we -- since we’ve announced that, it has had a very positive impact, particularly in the Mid-Atlantic markets where we already have a presence, and there’s a tremendous amount of excitement. And it does create -- it basically allows us to do in the Mid-Atlantic market, call it, the triangle and the triad area of North Carolina, in particular. We’re doing 20, 25 years of work in terms of building branch share and branch franchise. So that has a positive impact, and we think it will be positive for us in the long term. We’re excited about the other markets that we get an opportunity to acquire in that branch transaction. And so I think longer term, it will be a very positive thing for us. And I’m optimistic that you’ll start to see that momentum building as we close it sometime in the second quarter in the early, mid part of 2020 second quarter.

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FIRST HORIZON NATIONAL CORPORATION FQ4 2019 EARNINGS CALL JAN 17, 2020

[...]

Garrett Anthony Holland

Robert W. Baird & Co. Incorporated, Research Division

And then maybe a bigger picture question. In the past, you provided good insight about the heavy lifting involved integrated Capital Bank, with outbound calls and training hours and the company’s performance notably improved as you move past that. How do you sustain the core operating momentum as you work through the much larger IBERIA integration?

D. Bryan Jordan

Chairman, CEO & President

Yes. Garrett, this is Bryan. It is a reality that as you get into the training around the conversion schedule and start communicating with customers, it does impact, to some extent, momentum. The best anecdote to that is one trying to compartmentalize as much of the integration as you can to a small group of people and allow our bankers, as Susan just referred to them our core bankers in the market continue to do what they’re doing. We just take care of customers and their communities. So we’re going to try to compress any of that outbound calling and communication through a smaller window as we can. We don’t have the full integration schedule laid out yet. With the Capital Bank merger, we integrated all over 1 weekend, we did all of our system conversion. And it’s not clear yet how we’re going to do whole of these integrations. It could be staged out. So our focus, as we talked to our bankers and the organization and then the same thing is happening on the IBERIA side is, look, let’s stay focused on growing the business, let’s stay focused on growing customers and community activity, and let’s let our integration team worry about the integration. And so while it will invariably have some small impact, we’re doing what we can to minimize that.

Operator

Our next question comes from Christopher Marinac with Janney Montgomery Scott.

Christopher William Marinac

Janney Montgomery Scott LLC, Research Division

Bryan and BJ, I want to just reinforce on the systems conversion a few months after the merger. To what extent does the fact that you’re a core provider, that you’re such a large part of their business, I think maybe their largest customer. Does that give you some positives that you can leverage off of? And are there any risks that go along with that?

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FIRST HORIZON NATIONAL CORPORATION FQ4 2019 EARNINGS CALL JAN 17, 2020

D. Bryan Jordan

Chairman, CEO & President

Yes, Chris, this is Bryan. I reference evaluation. I think that’s part of what we’ve got to evaluate as we look at these systems decisions. And clearly, if you go one direction, you’re running systems that are being ours. For example, you’re running systems that are run at Bank of America. So they’re infinitely scalable at least from a perspective of a $45 billion banking organization. If your reference is to the IBERIABANK systems. And part of the testing we have to do is how scalable is it, and what does that mean in terms of the ability to grow and invest in the systems over the long term? And that’s the work that’s going on now. We’re trying to make a systems evaluation that when we get to the end of the integration, it leaves us in the best position to serve our customers and communities to grow our business and deliver the lowest-landed cost that we can for that system decision. So it’s a complicated decision, but there’s an awful lot of good people spending a fair amount of time looking at it. And I expect, as I said earlier, in the next 30 days or so, we’ll have a decision on it.

Christopher William Marinac

Janney Montgomery Scott LLC, Research Division

Okay. So there’s still room for change and evolution on that, and I presume that your merger charge kind of long covers the cost associated?

D. Bryan Jordan

Chairman, CEO & President

Yes, as I referenced to the question earlier, Chris, I don’t think that any systems decision will deliver anything that -- as we sit here today, I don’t expect any adverse impact on that. I think that the way we sell-through it on the front end, took an approach where -- while you might say conservative, I would say that it’s achievable and deliverable. So I’m not expecting anything adverse from that.

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FIRST HORIZON NATIONAL CORPORATION FQ4 2019 EARNINGS CALL JAN 17, 2020

Forward-Looking Statement

Portions of this presentation use non-GAAP financial information. Each of those portions is so noted, and a reconciliation of that non-GAAP information to comparable GAAP information is provided in a footnote or in the appendix at the end of this presentation. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. This presentation also includes certain non-GAAP financial measures related to “tangible common equity” and certain financial measures excluding notable items, including merger-related charges. Notable items include certain revenue or expense items that may occur in a reporting period which management does not consider indicative of ongoing financial performance. Management believes it is useful for the investment community to consider financial metrics with and without notable items in order to enable a better understanding of company results, facilitate comparability of period-to-period financial results, and to evaluate and forecast those results. Although FHN has procedures in place to ensure that these measures are calculated using the appropriate GAAP or regulatory components, they have limitations as analytical tools and should not be considered in isolation, or as a substitute for analysis of results under GAAP. For more information on these calculations and to view the reconciliations to the most comparable GAAP measures, please refer to the appendix of this presentation.

This presentation contains forward-looking statements, which may include guidance, involving significant risks and uncertainties which will be identified by words such as “believe”,“expect”,“anticipate”,“intend”,“estimate”, “should”,“is likely”,“will”,“going forward” and other expressions that indicate future events and trends and may be followed by or reference cautionary statements.  A number of factors could cause actual results to differ materially from those in the forward-looking statements.  These factors are outlined in our recent earnings and other press releases and in more detail in the most current 10-Q and 10-K. FHN disclaims any obligation to update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements to reflect future events or developments.

Important Other Information

In connection with FHN’S proposed merger-of-equals transaction with IBERIABANK Corporation (“IBKC”), FHN has filed with the SEC a registration statement on Form S-4 (No. 333-235757) to register the shares of FHN’S capital stock to be issued in connection with the proposed transaction. When effective, the registration statement will include a joint proxy statement of FHN and IBKC which will be sent to the shareholders of FHN and IBKC seeking their approval of the proposed transaction.

This communication does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS AND SHAREHOLDERS OF FHN AND IBKC ARE URGED TO READ, AS FILED TO DATE AND AS AMENDED IN THE FUTURE, THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FHN, IBKC AND THE PROPOSED TRANSACTION.

Investors and shareholders will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about FHN and IBKC, without charge, at the SEC’s website (http://www.sec.gov). Copies of the registration statement, including the joint proxy statement/prospectus, and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Clyde A. Billings Jr., First Horizon National Corporation, 165 Madison Avenue, Memphis, TN 38103, telephone (901) 523-5679, or Jefferson G. Parker, IBERIABANK Corporation, 200 West Congress Street, Lafayette, LA 70501, telephone (504) 310-7314.

Participants in the Solicitation

FHN, IBKC and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding FHN’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 11, 2019, and certain of its Current Reports on Form 8-K. Information regarding IBKC’s directors and executive officers is available in its definitive proxy statement, which was filed with SEC on March 28, 2019, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.

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